United States securities and exchange commission logo





                               September 27, 2022

       Garrett Smallwood
       Chief Executive Officer
       Wag! Group Co.
       55 Francisco Street
       Suite 360
       San Francisco, CA 94133

                                                        Re: Wag! Group Co.
                                                            Registration
Statement on Form S-1
                                                            Filed September 14,
2022
                                                            File No. 333-267405

       Dear Mr. Smallwood:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 14, 2022

       Cover Page

   1. Please disclose the price the selling securityholders paid for the securities being registered for resale.
   2. Please disclose the exercise price of the warrants compared to the market price of the underlying securities.
If the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Please provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
please describe the impact on your liquidity and update the
 Garrett Smallwood
FirstName LastNameGarrett Smallwood
Wag! Group  Co.
Comapany 27,
September NameWag!
              2022 Group Co.
September
Page 2    27, 2022 Page 2
FirstName LastName
         discussion on your ability to fund operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the common stock. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Prospectus Summary, page 6

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your common stock. Your discussion should highlight the fact that institutional investors, like General Catalyst, a beneficial owner of over 15% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Please make conforming revisions in the Liquidity section of the prospectus.
5. We note that the CHW Forward Purchase Agreements with certain investors provide those investors with the right to sell back shares to you at a fixed price in November 2022.
         Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares as provided for therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy. Please make conforming revisions in the Liquidity section.
Risk Factors, page 11

6. Please amend an existing risk factor or add a new risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. In addition, please disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares compared to public investors.
Liquidity and Capital Resources, page 67

7. Given the number of redemptions and the disparity between the exercise price of the warrants and the current trading price of the youn stock, please expand your discussion of
         capital resources to address any changes in the company   s liquidity
position since the
         business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on tyour ability to raise additional capital. Garrett Smallwood
Wag! Group Co.
September 27, 2022
Page 3
General

8. Please disclose the price that each selling securityholder paid for the securities being registered for resale. Please highlight any differences in the current trading price, the prices that the other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please disclose that while the other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
9. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

             You state on page 46 that "near future" resales of Common Stock may cause the market price of our securities to drop significantly. This statement should be updated given that this prospectus is facilitating those sales;

             You state on pages 47 and 51 that stockholders "may" experience dilution or market price drops. These statements should be updated given that this prospectus is facilitating those sales; and

             You state on page 124 that you "expect" CHW shareholders and Legacy Wag!
           holders to request that you file a registration statement. This statement should be updated given that you have filed this registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-
8071 with any questions.



                                                             Sincerely,
FirstName LastNameGarrett Smallwood
Comapany NameWag! Group Co.                                  Division of
Corporation Finance
September 27, 2022 Page 3                                    Office of Trade &
Services
cc:
FirstName Adam Brenneman
          LastName